Exhibit 99.1

IMMEDIATE REPORT OF GENERAL MEETING

1.	On 14th November 2007 a decision was made to convene an annual meeting.

The number of the security on the Stock Exchange entitling the holder thereof to participate in the meeting to be held on Monday 31st December 2007 at 14:00 hours, at the offices of Scailex Corporation Ltd, 16 Shenkar Street (Entrance B), Herzlia Pituach: 1082353,

2.	The date determining entitlement to participate in and vote at the meeting: 27th November 2007.

3.	On the agenda:

See exhibit 99.1.1

Does the agenda include a proposal to approve the appointment of an external director? No.

4.	Annexed: See exhibit 99.1.2

5.	The quorum for the meeting: the presence, in person or by proxy, of at least two shareholders holding at least thirty three and one third (33.33%) of the voting rights, within half an hour of the time fixed for the meeting.

6.	In the absence of a quorum, the meeting will be adjourned to 7th January 2008 at 14:00 hours, at the offices of Scailex Corporation Ltd, 16 Shenkar Street (Entrance B), Herzlia Pituach.

7.	Place and times at which any proposed resolution the text of which it not set out in full in the details of the agenda above may be inspected: at the offices of Scailex Corporation Ltd, 16 Shenkar Street (Entrance B), Herzlia Pituach, between 09:00 hours and 16:00 hours.

Exhibit 99.1.1

SCAILEX CORPORATION LTD (“SCAILEX” OR “THE COMPANY”)

16 Shenkar (Entrance B), Herzlia Pituach, POB 12423, 46733
Telephone: 09-9610900, Facsimile: 09-9610912

15th November 2007

The Securities Authority	The Tel Aviv Stock Exchange Ltd
22 Canfei Nesharim Street	54 Ahad Ha'am Street
Jerusalem 95464	Tel Aviv 65202
(through the Magna)	(through the Magna)

Dear Sirs,

Immediate Report Regarding Convening Of General Meeting In Accordance With The Companies Law, 5759-1999, The Companies (Notice Of General Meeting And Class Meeting In A Public Company) Regulations, 5760-2000 And The Securities (Periodic And Immediate Reports) Regulations, 5730-1970

Part One – Convening of General Meeting

1.	General

An immediate report is hereby given, in accordance with the Securities (Periodic and Immediate Reports) Regulations, 5730-1970 (hereinafter referred to as “the Immediate Reports Regulations”), the Companies Law, 5759-1999 (hereinafter referred to as “the Companies Law”) and the Companies (Notice of General Meeting and Class Meeting in a Public Company) Regulations, 5760-2000 (hereinafter referred to as “the Notice of a Meeting Regulations”) regarding the convening of an annual general meeting of the Company’s shareholders as set forth in Part One of this report, and regarding approval of the extension of the validity of the agreement for the services of the chairman of the Company’s board of directors, as set forth in Part Two of this report.

2.	Time, place and agenda

The Company’s annual general meeting will be held on Monday, 31st December 2007 at 14:00 hours at the Company’s registered office at 16 Shenkar Street (Entrance B), Herzlia Pituach.

The following resolutions shall be on the agenda of the Company’s annual general meeting:

(a)	Reappointing the directors currently holding office (and who are not external directors) as members of the Company’s board of directors: Mr Eran Schwartz, Mr Yossi Arad, Ms Irit Ben Ami, Mr Arie Zief, Mr Shalom Singer, Mr Arie Silverberg, Dr Arie Ovadia and Mr Mordechai Peled. For details of the directors who are candidates for re-appointment, see claus p3 below. The external directors – Yoav Biran and Dror Barzilai – shall continue to hold office in accordance with the law.

(b)	Re-approving the appointment of Brightman, Almagor & Co., as the Company’s auditor for the year ending 31st December 2008, and authorizing the Company’s board of directors to decide the auditor’s employment terms in accordance with the volume and nature of the services provided by him in such regard.

(c)	Extending the validity of the agreement, as set forth in Part Two of this report.

(d)	Increasing the Company’s authorized capital by 12,000,000 ordinary shares of NIS 0.12 n.v. each, such that the Company’s authorized capital will be NIS 7,200,000 divided into 60,000,000 ordinary shares of NIS 0.12 and changing the Company’s articles and memorandum of association in accordance with this resolution.

(e)	Discussing the financial statements and report of the board of directors for the year ending 31st December 2006.

3.	Details of the proposed directors

All the directors whose appointment is proposed currently hold office on the Company’s board of directors. Below are details, to the best of the Company’s knowledge, of each of the eight directors, in light of the fact that they are directors who hold office in the Company, insofar as required pursuant to Regulation 26 of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970.

Name:	Schwartz Eran	Arad Yossi
Year of birth:	1965	1963
Address for the service of process:	12 Ramat Yam, Herzlia Pituach	Moshav Bniya 338
Nationality:	Israeli	Israeli
Membership on board of directors' committees:	Active chairman of board of directors and member of investment committee
Serves as external director:	No	No
Employee of the Company, a subsidiary, a related company or of an interested party therein and the position he fills:	CEO of I.D. Federman Holdings Ltd; CEO of Petrochemical Enterprises Ltd (IPE)	CEO of Tao Tsuot Ltd
Year of taking up office as director:	2006	2007
Education:	Graduate of economics and management, Tel Aviv University; MBA, Tel Aviv University	Graduate of economics and management, Tel Aviv University; MBA, Tel Aviv University
Employment in last five years:	Serves as CEO of I.D. Federman Holdings Ltd as of January 1998, as CEO and director of IPE as of November 1999	Serves as CEO of Tao Tsuot Ltd as of 2005, as deputy CEO of investments of Sunny Electronics Ltd between 2003-2005 and as joint CEO of Migdal Asset Management Ltd in 2001-2003
Details of other corporations in which he serves as a director:	Chairman of board of directors of Scailex Vision; chairman of board of directors of Petroleum Capital Holdings (PCH), director of Modgal Ltd and subsidiaries in the Modgal group, Avgol Industries (1953) Ltd, IPE, Maccabi Tel Aviv Basketball Club (1995) Ltd, Camera Corps Ltd, Wet Water Ltd, Secure Pharmaceuticals Ltd, Globcom Investments Ltd	Chairman of board of directors of Neot Magor Entrepreneurship & Building Ltd, director of Tao Tsuot Ltd, Tao Tsuot Real Estate Ltd, Tao Tsuot Bonds Ltd, Darban Investments Ltd, Shamir Food Industries Ltd and Ten Fuel Co. Ltd
Relative of another interested party in the Company (if any):	No	No
Accounting and financial expertise:	Yes	Yes

Name:	Ben Ami Irit	Zief Arie
Year of birth:	1961	1946
Address for the service of process:	Tzifman 39, Raanana	22 Hertzfeld, Herzlia Pituach
Nationality:	Israeli	Israeli
Membership of board of directors' committees:	Member of audit committee	Chairman of remuneration committee, member of appointments committee
Serves as external director:	No	No
Employee of the Company, a subsidiary, a related company or of an interested party therein and the position he fills:	The director is not an employee of the Company, a subsidiary, a related company or of an interested party therein	The director is not an employee of the corporation, a subsidiary, a related company or of an interested party therein
Year of taking up office as director:	2006	2006
Education:	Graduate of economics and accountancy, Haifa University,	Graduate of economics, Hebrew University
Employment in last five years:	Served as financial director of Clal Health Services for three years	Serves as CEO of Dubek Ltd as of January 2003, served as chairman of the board of directors of Modgal Ltd between 1999-2003 and as chairman of Mizrahi Investment Bank between 2000-2003, serves as member of Bank of Israel advisory committee
Details of other corporations in which he serves as a director:	Eldan-Tech Ltd; AdvanTech Ltd; Dorea Ltd	Carmel Olefins Ltd; Petrochemical (IPE); Scailex Vision Ltd, Ardelia Ltd
Relative of another interested party in the Company (if any):	No	No
Accounting and financial expertise:	Yes	Yes

Name:	Zilberberg Arie	Singer Shalom
Year of birth:	1947	1946
Address for the service of process:	56 Keren Hayessod, Herzlia	76 Levy Eshkol, Tel Aviv
Nationality:	Israeli	Israeli
Membership of board of directors' committees:	Member of investment committee	Chairman of audit committee, chairman of appointments committee, member of investment committee, remuneration committee
Serves as external director:	No	No
Employee of the Company, a subsidiary, related company or of an interested party therein and the position he fills:	The director is not an employee of the Company, a subsidiary or a related company or of an interested party therein	The director is not an employee of the corporation, a subsidiary or a related company or of an interested party therein
Year of taking up office as director:	2006	2006
Education:	Graduate of chemical engineering, Technion; degree in chemical engineering, Technion	Graduate of accounting, Haifa University
Employment in last five years:	Consultant in Glencore for three years; served for about two years as CEO and director of Energy Infrastructure Acquisition Company Ltd; served as director of Granite Hacarmel Ltd and its subsidiaries	Partner in Singer Barnea & Co. Ltd and chairman of the profit-sharing policy investment committee at Clal Insurance; served as special manager of KHM Pension Fund [Keren Hagimlaot Hamerkazit] between 2003-2005.
Details of other corporations in which he serves as director:	Director of Petroleum Capital Holdings Ltd (PCH), Avgol Industries (1953) Ltd and Carmel Olefins Ltd	Director of IPE, Scailex Vision Ltd, Scope Metal Trading & Technical Services Ltd and Robert Marcus Loss Adjusters Ltd
Relative of another interested party in the Company (if any):	No	No
Accounting and financial expertise:	Yes	Yes

Name:	Ovadia Arie	Peled Mordechai
Year of birth:	1948	1959
Address for the service of process:	11 Hashomer Raanana	47 Hanesher, Raanana
Nationality:	Israeli	Israeli
Membership of board of directors' committees:	Member of investment committee	Member of audit committee
Serves as external director:	No	No
Employee of the Company, a subsidiary, related company or of an interested party therein and the position he fills:	The director is not an employee of the corporation, a subsidiary or a related company or of an interested party therein	The director is not an employee of the corporation, a subsidiary or a related company or of an interested party therein
Year of taking up office as director:	2006	2006
Education:	PHD of economics, University of Pennsylvania, USA	Graduate of economics and management, Tel Aviv University; MBA, Tel Aviv University
Employment in last five years:	Chairman of The Phoenix Israel Insurance Co. Ltd, company consultant, member of the Accounting Standards Board, lecturer at College of Administration and at Tel Aviv University	Partner-manager of Provisio Capital Ltd, director-manager in Pelgo Ltd, company consultant, served as CEO of Migdal Private Equity Ltd in 2002-2003, executive member of Zoglovek Ltd
Details of other corporations in which he serves as a director:	Strauss Elite Ltd; Medhadrin Ltd; Carmel Olefins Ltd; Giron Ltd; Destiny Investments Ltd; Petrochemical (IPE); Tadiran Communications Ltd; Orda Print Industries Ltd, Real Estate Participations in Israel Ltd	Provisio Capital Ltd, Fourier Systems, Pelgo Ltd
Relative of another interested party in the Company (if any):	No	No
Accounting and financial expertise:	Yes	Yes

4.	The necessary majority

4.1	The majority required for approving the matters on the agenda pursuant to paragraphs 2(a), 2(b) and 2(c) above is a majority of the votes of those present, entitled to vote and voting.

4.2	The majority required for approving the matter on the agenda pursuant to paragraph 2(d) above is 75% of the votes of those present, entitled to vote and voting.

5.	Determining date, quorum, adjourned meeting and proxy

5.1	The date determining a shareholder’s entitlement to participate in and vote at the said annual general meeting, in accordance with section 182 of the Companies Law, 5759-1999, is the end of the trading day on Tuesday, 27th November 2007 on the Tel Aviv Stock Exchange (hereinafter referred to as “the determining date”), and if no trading takes place on the determining date, then on the first trading day prior thereto. In accordance with the Companies (Proof of Title to a Share for the Purpose of Voting at a General Meeting) Regulations, 5760-2000 (hereinafter referred to as “the Regulations”), a shareholder for whom a share is registered with a Stock Exchange member, which is included amongst the Company’s shares that are entered in the register of shareholders in the name of the registration company, and who wishes to vote at the general meeting, shall furnish the Company with confirmation from the Stock Exchange member with which the share is registered for him regarding his title to the share, on the determining date, in accordance with Form 1 in the schedule to the Regulations.

5.2	Every shareholder of the Company on the determining date, whether the shares are registered in his name or whether he holds them through a Stock Exchange member, may participate in the said meeting in person or by a proxy who has been duly authorized pursuant to a proxy instrument in accordance with the provisions of the Company’s articles, which must be deposited at the Company’s offices at least 24 hours prior to the meeting.

5.3	A quorum shall be constituted in the presence, in person or by proxy, of at least two shareholders holding at least thirty three and one third percent (33.33%) of the voting rights, within half an hour of the time fixed for the meeting. If a quorum is not present within half an hour of the time fixed for the meeting, the meeting shall be adjourned for one week to the same day, time and place, unless the meeting’s chairman, with the consent of a majority of those present and entitled to vote, decide on another date. At the adjourned meeting, two shareholders present in person or by proxy shall be considered a quorum.

6.	Voting through voting papers and position notices

6.1	In accordance with the Companies (Written Vote and Position Notices) Regulations, 5766-2005, the Company’s shareholders may vote on the resolutions pursuant to paragraphs 2(a) and 2(c) above through voting papers. The text of the voting paper and position notices in respect of the said resolution can be found on the Magna distribution site at the address: www.magna.isa.gov.il and on the Stock Exchange’s site at the address: www.tase.co.il. The shareholders may apply directly to the Company for the voting paper and position notices. Shareholders who are not registered and whose shares are registered with a Stock Exchange may obtain from the Stock Exchange member with which their shares are registered, by e-mail and free of charge, links to the voting paper and position notices on the distribution site, if they have given notice that they so wish, provided that the notice is given in respect of a particular securities’account and prior to the determining date. The voting shall be done on the second part of the voting paper, as published on the Magna distribution site whose address is noted above.

6.2	A shareholder who is entered in the register of shareholders and who wishes to vote in writing shall note the way in which he is voting on the form and shall deliver it to the Company or send it to the Company by registered mail, together with a photocopy of his identity certificate, passport or its certificate of incorporation, as the case may be, such that the voting paper shall reach the Company’s offices at least 72 hours prior to the time fixed for the general meeting, that is to say by Friday 28th December 2007 at 14:00 hours. A shareholder who is not entered in the register of shareholders shall deliver or send the voting paper to the Company as aforesaid together with confirmation of title, such that the voting paper shall reach the Company’s offices by the said time. The confirmation of title may be obtained from the Stock Exchange member through which he holds his shares, at the branch of the Stock Exchange member or by mail to his address in consideration for payment of the postage fee only, if he so requests, provided that a request in such regard shall be given in advance to a particular securities’ account.

6.3	The deadline for delivering position notices to the Company is 7th December 2007.

6.4	The deadline for delivering position papers on behalf of the Company including the response of the Company’s board of directors to the position notices on behalf of the shareholders is 12th December 2007.

Part Two – Extension of Validity of Services Agreement

7.	General

7.1	On 30th April 2007, the general meeting of the Company’s shareholders, after approval was given by the remuneration committee, the audit committee and the Company’s board of directors, approved the execution of a services agreement (hereinafter referred to as “the agreement”), pursuant whereto Globcom Investments Ltd (hereinafter referred to as “Globcom”) would provide, through Mr Eran Schwartz, active chairman services to the Company’s board of directors. The services agreement is valid until 31st December 2007.

7.2	On 14th November 2007, the Company’s board of directors resolved, after obtaining the approval of the Company’s remuneration committee and audit committee and subject to the approval of the general meeting, to extend the validity of the agreement for an unlimited term, each party to the agreement having a right to bring it to an end on six months’ written notice.

7.3	There is no other change in the terms and conditions of the agreement, as detailed in the amending immediate report published by the Company on 19th April 2007 (reference 367859-01-2007, hereinafter “April report”), which is included in this report by way of reference.

8.	Manner of determining the remuneration and the organs that approved the grant of the remuneration

Negotiations were conducted on the terms and conditions of the agreement’s renewal between representatives of the remuneration committee on behalf of the Company and Globcom Investments Ltd, having regard to the brief period of time that had elapsed since the approval of the agreement in April 2007, after they reviewed the acts of the active chairman of the Company’s board of directors in the time that had elapsed. The terms and conditions for the agreement’s renewal were approved by the remuneration committee and the audit committee on 13th November 2007 and by the Company’s board of directors on 14th November 2007.

For information on additional remuneration, the Company will refer to paragraph 6(b) of the April report.

9.	Reasons for the amount of the remuneration and the manner of determining it

9.1	The remuneration committee, the audit committee and the board of directors of the Company reiterated the reasons, mutatis mutandis, that led them to approve the agreement of 19th April 2007, which are detailed in paragraph 5 of the April report and included in this report by way of reference.

9.2	In addition, the remuneration committee, audit committee and board of directors of the Company appreciated the great contribution and activity of Mr Schwartz to the Company in the months that had elapsed since the approval of the services agreement, and his hard work, inter alia, in locating new investment channels for the Company.

9.3	Due to the brief period of time that had elapsed since the approval of the first agreement, they did not again examine the data in relation to the remuneration of the chairman in other public companies, as was done before the approval of the first agreement in April this year.

Part Three – Miscellaneous

10.	Inspection of documents and details of the Company’s representatives

A copy of this report is available for inspection at the Company’s offices as set forth above by arrangement with the Company’s management, on Sundays to Thursdays between 09:00 hours and 16:00 hours, until the time fixed for the general meeting for the approval of the resolutions on the agenda and on the Internet site of the Securities Authority at the address: www.magna.isa.gov.il. The Company’s representative for the purposes of the immediate report is Mr Shachar Rachim, the Company’s deputy MD for finance.

Yours faithfully,

Scailex Corporation Ltd
by Yahel Shachar, CEO

Exhibit 99.1.2

VOTING PAPER PURSUANT TO THE COMPANIES
(WRITTEN VOTE AND POSITION NOTICES) REGULATIONS, 5766-2005 ("THE
REGULATIONS")

1.	The Company’s name: Scailex Corporation Ltd.

2.	Type, time and place of general meeting: annual general meeting of the Company’s shareholders, to be held on Monday 31st December 2007 at 14:00 hours at the Company’s registered office at 16 Shenkar Street (Entrance B), Herzlia Pituach.

3.	Details of the matters on the agenda in respect of it is possible to vote through a voting paper:

3.1	Reappointment of current directors

The shareholders at the meeting will be asked to approve the appointment of the eight following directors who currently hold office on the Company’s board of directors (save for the two external directors, who will continue to serve in accordance with the law): Mr Eran Schwartz, Mr Yossi Arad, Ms Irit Ben-Ami, Mr Arie Zief, Mr Shalom Singer, Mr Arie Silverberg, Dr Arie Ovadia and Mr Mordechai Peled.

The meeting’s shareholders will be asked to vote separately in respect of each of the eight said directors.

3.2	Approving extension of the validity of the agreement for the provision of services as active chairman of the board of directors

The shareholders at the meeting will be asked to approve the resolution of the Company’s board of directors, remuneration committee and audit committee to extend the validity of the agreement for the provision of services with Globcom, for the provision of the services of Globcom Investments Ltd, through Mr Eran Schwartz, as the Company’s active chairman. The shareholders will be asked to approve one change in the agreement approved by the general meeting on 30th April 2007, in the period of the agreement, such that the validity thereof shall be unlimited; however, each party may bring it to an end on six months’ written notice.

4.	Place and times at which the full text of the proposed resolutions may be inspected: the full text of the proposed resolutions may be inspected, by prior arrangement with the Company’s management, at the Company’s registered office at 16 Shenkar Street (Entrance B), Herzlia Pituach, on Sundays to Thursdays between 09:00 hours to 16:00 hours, as well as the immediate report published for the purposes of convening the above general meeting which appears on the Internet site of the Securities Authority at the address: www.magna.isa.gov.il

5.	The majority required to pass the resolutions on the agenda, in respect of which it is possible to vote through a voting paper: the majority required to approve the matters on the agenda as set forth in paragraph 3 above is a majority of the votes of those present at the meeting, entitled to vote and voting (in person, by proxy or through a voting paper).

6.	Validity of voting paper: the voting paper shall only be valid if the following documents are annexed thereto and if it is delivered to the Company (including by registered mail) by 72 hours prior to the time of voting:

6.1	if the shareholder is not registered: confirmation of the unregistered shareholder's title;

6.2	if the shareholder is entered in the Company's books: a photocopy of the identity document, passport or certificate of incorporation.

A voting paper that is not delivered in accordance with the aforesaid shall not be valid. In such regard, “the delivery date” is the date on which the voting paper and the documents annexed thereto reach the Company’s offices.

7.	Internet: the Company does not allow voting through the Internet.

8.	The address for the delivery of voting papers and position notices: the Company’s registered office, at 16 Shenkar Street (Entrance B), Herzlia Pituach, POB 12423, Zip 46733.

9.	Times for delivering position notices and voting papers: the deadline for delivering position notices by the shareholders to the Company is 7th December 2007. The deadline for delivering voting papers is up to 72 hours prior to the special meeting, i.e. by 28th December 2007 at 14:00 hours.

The deadline for delivering a position notice on behalf of the Company including the response of the Company’s board of directors to the position notices on behalf of the shareholders is 12th December 2007.

10.	Address of the distribution site and address of the Internet site of the Stock Exchange on which the voting papers and position notices can be found: www.magna.isa.gov.il and http://maya.tase.co.il respectively.

11.	Receipt of confirmation of title: a shareholder may obtain confirmation of title at the branch of the Stock Exchange member or by mail (in consideration for the postage fee only), if he so requests. A request in such regard shall be given in advance to a particular securities’ account.

12.	Receipt of voting papers and position notices: an unregistered shareholder may obtain, by e-mail and free of charge, links to the voting paper and position notices on the distribution site, from the Stock Exchange member through which he holds his shares, unless he has notified the Stock Exchange member that he does not wish to receive such links or that he wishes to receive voting papers by mail in consideration for payment. His notice regarding the voting papers shall also apply with regard to the position notice.

13.	Inspection of voting papers: one or more shareholders holding, on the determining date, shares constituting 5% or more of all the voting rights in the Company, and anyone holding such percentage of all the voting rights that are not held by a controlling shareholder of the Company as defined in section 268 of the Companies Law (“controlling shareholder”), is entitled, in person or by proxy, after the convening of the general meeting, to inspect at the offices of the Company (at the address noted in paragraph 8 above), during ordinary working hours, the voting papers in accordance with Regulation 10(a) of the Regulations.

13.1	The quantity of shares constituting 5% of all the voting rights in the Company is 1,908,918 ordinary shares of NIS 0.12 n.v. each of the Company.

13.2	The quantity of shares constituting 5% of all the voting rights in the Company that are not held by a controlling shareholder is 953,306 ordinary shares of NIS 0.12 nv. each of the Company.

14.	Note of the manner of voting: a shareholder shall note the way in which he is voting in respect of the matter on the agenda and in respect of which it is possible to vote through this voting paper in the second part of the voting paper.

VOTING PAPER – PART TWO

The Company’s name: Scailex Corporation Ltd.

The Company’s address (for the delivery and sending of voting papers): 16 Shenkar Street (Entrance B), Herzlia Pituach, POB 12423, 46733

Date of meeting: Monday 31st December 2007, at 14:00 hours.

Type of meeting: annual general meeting.

Date determining title to shares for the purpose of the right to vote at the general meeting: 27th November 2007.

Details of the shareholder

The shareholder’s name:

Identity number:

If the shareholder does not have an Israeli identity –

passport number:

the country of issue:

valid until:

If the shareholder is a corporation –

corporation number:

country of incorporation:

Manner of voting:

Manner of voting[1]
	For	Abstaining	Against
Appointment of Mr Eran Schwartz as director
Appointment of Mr Yossi Arad as director
Appointment of Ms Irit Ben-Ami as director
Appointment of Mr Arie Zief as director
Appointment of Mr Shalom Singer as director
Appointment of Mr Arie Silverberg as director
Appointment of Dr Arie Ovadia as director
Appointment of Mr Mordechai Peled as director
Approval of extension of validity of agreement for the provision of active chairman services with Globcom

—————————————— Date	—————————————— Signature

To shareholders holding shares through a Stock Exchange member (pursuant to section 177(1) of the Companies Law, 5759-1999) – this voting paper is only valid if accompanied by confirmation of title.

To shareholders entered in the Company’s register of shareholders – this voting paper is valid if accompanied by a photocopy of the identity certificate / passport / certificate of incorporation.

[1]	Mark X or V or another clear mark in the appropriate column in accordance with the vote. Failure to mark will be considered abstention from voting on such matter.